Third Wave Technologies, Inc.
502 S. Rosa Road
Madison, WI 53719
February 5, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	Third Wave Technologies, Inc. Registration Statement on Form S-3 filed January 9, 2008 File No. 333-148567
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Third Wave Technologies, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Thursday, February 7, 2007, or as soon thereafter as is practicable.
     In connection with the foregoing request, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Maneesh Arora
Maneesh Arora
Chief Financial Officer